AMARC ANNOUNCES $7.5 MILLION FINANCING

December 15, 2010 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces that it has arranged a private placement financing of up to 10 million common shares of which approximately 60% will be flow-through shares at a price of $0.80 per share and the remainder will be non-flow through shares at a price of $0.65 per share. Insiders of the Company will participate. A cash fee of up to 6% may be payable with respect to a portion of the financing. Proceeds from the financing will be used to advance core drilling activities at Amarc’s Newton bulk tonnage gold project and to test copper-molybdenum porphyry targets defined within the Plateau Gold-Copper Belt, located in south-central British Columbia (BC). The financing is subject to TSX Venture Exchange acceptance.

A comprehensive 2010 surface exploration program at Newton has defined an exceptional bulk tonnage-type gold target covering some eight square kilometres. Within this target area, previous drilling in approximately two square kilometres has returned potentially ore-grade gold intercepts over broad intervals, with other holes hosting wide intervals of gold grades proximal to a potential cut-off grade (see Amarc news releases dated November 30, 2010 and January 19, 2010). Two rigs are currently drilling at Newton to establish the configuration and tenor of this extensive bulk tonnage gold mineralized system. Amarc is currently acquiring an 80% interest in the Newton property and is the operator of the project.

In addition to its interests at Newton, Amarc holds a 100% interest in approximately 3,000 square kilometres of mineral claims that comprise the Plateau Gold-Copper Belt, extending to the north and south of the Newton property. The Company believes the Plateau Gold-Copper Belt holds excellent potential for the discovery of gold-copper porphyries and epithermal gold deposits. Explorations activities in 2010 have defined three compelling copper-molybdenum porphyry targets for drill follow-up.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. ("HDI") – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan and Kemess. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.